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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                         STATEMENT RE CHANGE IN MAJORITY
                       OF DIRECTORS PURSUANT TO RULE 14F-1
                              UNDER SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            Commission File No. 0-26901

                                 TECH-CREATIONS, INC.
                      (Exact name of registrant in its charter)


                 DELAWARE                               65-0869393
                 --------                                ----------
      (State or other jurisdiction of       (I.R.S. Employer Identification No.)
      incorporation or organization)


                      1506 Briarhill Lane NE, Atlanta, Georgia 30324
               (Address of principal executive office, including Zip Code)


                      Registrant's telephone number - (561) 832-5699

               Securities registered under Section 12(g) of the Exchange Act:

                                COMMON STOCK, $.0001 PAR VALUE
                                     (Title of each class)



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


                             TECH CREATIONS, INC.
               1506 Briarhill Lane NE, Atlanta, Georgia 30324
--------------------------------------------------------------------------------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1

We are furnishing this Information Statement to all of our stockholders of record at the close of business on April 20, 2001 of our common stock, $.0001 par value. This notice is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission ("SEC").

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED

                                 INTRODUCTION

         Tech-Creations, Inc., a Delaware corporation ("Tech"), has entered into an Agreement and Plan of Merger dated as of April
24, 2001 (the "Merger Agreement") among iJoin, Inc. ("iJoin"), IJC Acquisition Corp. ("Merger Sub") and Tech, all Delaware corporations. iJoin is a privately held company that has developed the first-to-market Intelligent Business Web providing automated, seamless transactions between network partners and customers for the IT marketplace.  The  transactions  contemplated by the Merger
Agreement (the "Merger") are expected to be completed on or about May 4, 2001. As a result of the Merger, the security holders of iJoin will own, on a fully-diluted basis, a majority of the issued and outstanding voting stock of Tech. Following the completion of the Merger, Tech will then change its name to iJoin Systems, Inc. The Merger will not require the approval of the stockholders of Tech.

         Under the Merger Agreement, immediately following the closing, Bob Bagga, the current Chief Executive Officer of iJoin, will be appointed CEO, Chairman and director of Tech. William H. Ragsdale will resign from these positions at Tech upon Mr. Bagga's appointment, after which time Mr. Bagga intends to appoint each of Andrei V. Ermakov and John D. Campbell as additional directors of Tech. Messrs. Bagga, Ermakov and Campbell will begin their respective terms until after the completion of the Merger and the expiration of the ten (10) day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 promulgated by the SEC under the Exchange Act or the date of mailing of this Information Statement to the stockholders of Tech.

         Because of the change of ownership and the composition of the board upon completion of the Merger, there will be a change in control of Tech.

         As of April 24, 2001, Tech had 5,000,000 shares of its common stock issued and outstanding. At such date, there were no outstanding rights, options, warrants or other obligations to issue any additional securities of Tech in the future.

         Please read this Information Statement carefully. It describes the terms of the acquisition under the Merger Agreement and its effect on Tech and contains biographical and other information concerning the executive officers and directors after the acquisition.

         All Tech filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at
Judiciary  Plaza,  450 Fifth  Street,  N.W.,  Washington,  D.C.  20549.  Copies
 of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of Tech filings may be obtained from the SEC's website at http://www.sec.gov. Upon the completion of the Merger, Tech will file a report on Form 8-K with the SEC concerning the Merger, to which a copy of the Merger Agreement will be attached as an exhibit.


                             THE MERGER AGREEMENT

         On April 24, 2001, Tech, iJoin and Merger Sub entered into the Merger Agreement pursuant to the terms and conditions of which the Merger Sub will merge with and into iJoin and iJoin will become a wholly-owned subsidiary of Tech. Effective at the completion of the Merger (currently anticipated to occur on or about May 4, 2001), the security holders of iJoin will acquire, on a fully-diluted basis, approximately 51.51% of the issued and outstanding equity interest and voting rights of the parent company, Tech.


                    PROPOSED CHANGE IN CONTROL OF THE COMPANY

         Giving effect to the Merger and the issuance to the iJoin security holders of Tech common stock, preferred stock, exchangeable shares, options and warrants in accordance with the Merger
Agreement:

     o the security holders of iJoin will own a majority of the issued and outstanding voting stock of Tech, on a fully diluted basis.

     o   iJoin will be a wholly-owned subsidiary of Tech.

     o   Messrs. Bagga, Ermakov and Campbell will be the only directors of Tech.

     o   Tech will change its name to "iJoin Systems, Inc."

         As a result of the majority voting stock ownership of the iJoin security holders and their director status, upon completion of the Merger, Messrs. Bagga, Ermakov and Campbell will be in control of the business and affairs of Tech.

         Giving effect to (i) the increase in the number of outstanding shares of Tech immediately prior to the Merger, (ii) the return for  cancellation  of a  substantial  portion of William H.  Ragsdale's shares, (iii) the assumption of and issuance to the employees, management, directors and designees of iJoin following the Merger of options to purchase 1,247,338 shares of Tech common stock and (iv) the reservation of 896,440 shares of Tech common stock to be issued upon the exercise or conversion, as applicable, of the existing warrants and shares of preferred and exchangeable stock of
 iJoin, upon completion of the Merger, there will be approximately 8,455,077 shares of Tech common stock, on a fully diluted basis, either outstanding or reserved for issuance upon exercise or conversion, as the case may be, of options, warrants, preferred stock and  exchangeable  stock of Tech.  Approximately
4,355,077  (51.51%) of these 8,455,077 shares of Tech common stock, representing both common stock issued and outstanding or reserved for issuance upon the exercise or conversion of derivative securities, will be held by the former iJoin stockholders, and approximately 4,100,000 shares (48.49%) of Tech common stock will be held by the present Tech stockholders.


                                   IJOIN

         iJoin is a privately-held company that has developed the first-to-market Intelligent Business Web providing automated, seamless transactions between network partners and customers for the IT marketplace. iJoin's executive office is in Seattle, Washington. As of April 6, 2001, iJoin has 39 employees, most of whom are shareholders, option holders or warrant holders.


                           SECURITIES OWNERSHIP OF CERTAIN
                           BENEFICIAL OWNERS AND MANAGEMENT

                  The following table sets forth, as of April 24, 2001, regarding beneficial ownership of common stock of Tech by (i)
each person known by Tech to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each current director and executive officer of Tech, (iii) all current officers and directors of Tech as a group, and (iv) all proposed directors and officers of Tech after giving effect to the Merger. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC.

---------- --------------------------------- ----------------------------------
                                          Pre-Merger Holdings (2)               After Closing Merger (3)
                                          -----------------------               ------------------------

----------------------------------------- --------------------------------- ----------------------------------
----------------------------------------- --------------- ----------------- --------------- ------------------
                                            Amount and                        Amount and
           Name and Address                 Nature of        Percentage       Nature of        Percentage
           -----------------
        of Beneficial Owner or              Beneficial     of Outstanding     Beneficial     of Outstanding
        -----------------------
             Management (1)                 Ownership          Shares         Ownership          Shares
             --------------                 ---------          ------         ---------          ------
----------------------------------------- --------------- ----------------- --------------- ------------------
----------------------------------------- --------------- ----------------- --------------- ------------------

William H. Ragsdale                          36,000,000          90%            100,000            1.2%
1506 Briarhill Lane NE
Atlanta, Georgia  30324.
----------------------------------------- --------------- ----------------- --------------- ------------------
----------------------------------------- --------------- ----------------- --------------- ------------------

----------------------------------------- --------------- ----------------- --------------- ------------------
----------------------------------------- --------------- ----------------- --------------- ------------------
Andrei V. Ermakov                               0               0.0%              0               0.0%
----------------------------------------- --------------- ----------------- --------------- ------------------
----------------------------------------- --------------- ----------------- --------------- ------------------

----------------------------------------- --------------- ----------------- --------------- ------------------
----------------------------------------- --------------- ----------------- --------------- ------------------
John. D. Campbell                               0               0.0%              0               0.0%
----------------------------------------- --------------- ----------------- --------------- ------------------
----------------------------------------- --------------- ----------------- ----------------- ----------------

Bob Bagga                                       0               0.0%            565,047(4)          6.7%
----------------------------------------- --------------- ----------------- ----------------- ----------------
----------------------------------------- --------------- ----------------- --------------- ------------------

----------------------------------------- --------------- ----------------- --------------- ------------------
----------------------------------------- --------------- ----------------- ------------------ ---------------
Raj Kapoor                                      0               0.0%            162,315(5)          1.9%
----------------------------------------- --------------- ----------------- ------------------ ---------------
----------------------------------------- --------------- ----------------- --------------- ------------------

----------------------------------------- --------------- ----------------- --------------- ------------------
----------------------------------------- --------------- ----------------- -------------------- -------------
All Officers and Directors as a group
(1 person before the Merger and
3 persons after)                              36,000,000        90%              827,362 (4)(5)      9.8%

----------------------------------------- --------------- ----------------- -------------------- -------------

-------------

(1) Except where otherwise indicated, the address for all persons listed is c/o iJoin Inc., 2nd Avenue, suite 500, Seattle,Washington 98121.

(2) Immediately prior to completion of the Merger, the total number of outstanding shares of common stock of Tech will be increased from 5,000,000 to 40,000,000.

(3) Based on 8,455,077 shares of Tech common stock issued and outstanding or reserved for issuance upon exercise or conversion of derivative securities outstanding after the Merger, after taking account of the return and cancellation of 35,900,000 shares owned by William H. Ragsdale and the issuance of 443,358 shares to a certain stockholder of iJoin and options to purchase up to 1,247,338 shares of Tech common stock options in conjunction with the Merger.

(4) Includes (i) options to purchase 541,047 shares of common stock for $0.20 per share at any time prior to March 3, 2010 and
         (ii) warrants to purchase 4,000 shares of common stock.

(5) Includes options to purchase 162,315 shares of common stock for $0.25 per share at any time prior to May 15, 2010.


                        DIRECTORS AND EXECUTIVE OFFICERS

         We expect that on or about May 4, 2001 the Merger will be completed and the current director of Tech, William H. Ragsdale will be replaced by Bob Bagga, Andrei V. Ermakov and John D. Campbell. The following table sets forth information regarding Tech's current executive officer and director and the proposed executive officers and directors of Tech after the acquisition.

Current Executive Officer and Director

     Set forth below is certain information regarding the current executive officer and director of the Tech:

     NAME            AGE     POSITION                             SINCE
     ----            ---     --------                             -----

William H. Ragsdale   31    President, Treasurer &             October 8, 1998
                            CEO; Director

Proposed Executive Officers and Directors After the Acquisition

         Set forth below is certain information regarding each of the directors who are expected to be appointed immediately after the Merger and serve until the next annual meeting of stockholders and until their successors are duly elected and qualified.

     NAME                    AGE                      POSITION
     ----                    ---                      --------

Bob Bagga                     31              Director, Chairman of the Board &
                                              Chief Executive Officer
Andrei V. Ermakov             36              Director

John D. Campbell              29              Director

         Mr. Bob Bagga, has been a director and chief executive officer of iJoin since June, 2000. Mr. Bagga served as President for Twist `N Shout from 1991 to 1997, Vice President and Co-Founder of Barter
 Business  Exchange  from 1992 to 1998,  Chief  Executive
Officer of Barter Business Exchange from 1998 until 1999 and Chief Operating Officer of Ubarter.com from 1999 to 2000.

         Mr. John D. Campbell, was Pension Manager for Sedgewick Noble Lowndes from January 1997 to December 1997 and with Dynamic
Mutual Funds from  December  1997 to November  1999.  Mr.  Campbell is currently a co-founder of TVC Canada, a corporation aimed at helping entrepreneurs through funding and the experience of professionals with complementary skill sets.

         Mr. Andrei V. Ermakov, was International Coordinator of Sotec, from 1988 to 1992, Manager of Economou from 1992 to 1995,
Vice President from 1993 to 1995. Mr. Ermakov served as an independent Consultant for Raduga Publishing and INT Inc from 1999 until
April 2000. Mr.  Ermakov is currently a co-founder of TVC Canada,  a corporation aimed at helping entrepreneurs through funding and the experience of professionals with complementary skill sets.


                      EXECUTIVE COMPENSATION

         Tech has one part-time executive officer. There was no compensation paid to officers in fiscal years 2000 and 1999. The director is not compensated for his services in that capacity.


                          BOARD OF DIRECTORS

         Each director will hold office until the next annual meeting of shareholders, and until his successor is elected and qualified. At present, Tech's bylaws require no fewer than one director. Currently, there is one director of Tech. After completion of the merger, Tech will have three directors. The bylaws permit the Board of
 Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the
 Board. There are no family relations among any Tech officers or directors expected to be appointed upon completion of the merger.
 Tech has not appointed a separate audit, compensation or options committee.

            COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

         Section 16(a) of the Exchange Act, as amended, requires Tech's executive officers, directors and persons who beneficially own more than 10% of Tech's common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish
Tech with copies of all Section  16(a) forms they file.  Based solely on its review of such forms received by it, Tech believes that all filing requirements applicable to its directors, executive officers and beneficial owners of 10% or more of the Common Stock were complied with during fiscal 2000.

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                                   NONE

                                  SIGNATURE

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.


                                               TECH CREATIONS, INC.



Dated:  April 24, 2001                        By:_/s/William H. Ragsdale_______
                                                    ----------------------
                                                Name:   William H. Ragsdale
                                               Title:    Chief Executive Officer